EXHIBIT 99.1

Norsk Hydro Grants Options to Top Executives

OSLO, Norway, July 3, 2006 (PRIMEZONE) -- As announced on June 15, 2006 Hydro's Board of Directors has decided to grant options to Hydro's top executives, as a part of the company's incentive systems. On July 1, a total of 705,000 options were granted to 31 top managers in Hydro with an exercise price of NOK 175 per share.

The allocation has been made in accordance with the same principles and number of shares granted in previous years, taking the share split into consideration. The options must be exercised in the period from July 1, 2009 to June 30, 2012, and conditions have been set requiring managers who exercise options to commit themselves to a long-term shareholding in the company. The exercise price has been fixed at 10 percent above the average Oslo Stock Exchange closing price for the final 20 days preceding July 1, 2006. A maximum limit on the total gain that may be realized by exercising the options has been set to the equivalent to the individual base salary for the year in which the options are exercised.

In the allocation, the members of Hydro's corporate management have been granted the following number of options:

  -- President and CEO Eivind Reiten 75,000 options, new holding is
     275,000 options
  -- Executive Vice President Tore Torvund, 50,000 options, new holding is 217,620 options
  -- Executive Vice President Torstein Dale Sjoetveit 50,000 options, new holding is 102,500 options
  -- Executive Vice President Svein Richard Brandtzaeg, 50,000 options, new holding is 102,500 options
  -- Executive Vice President John Ove Ottestad, 50,000 options, new holding is 217,620 options
  -- Executive Vice President Hilde Merete Aasheim, 50,000 options, new holding is 50,000 options

The other top managers in this scheme have been granted 12,500-17,500 options.

All the options granted are stock appreciation rights as they are cash settled upon exercise of the options, and consequently the number of issued and outstanding shares is not impacted if the options are exercised.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminum supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

             Press contact                 Investor contact
 Contact     Kristin Brobakke              Stefan Solberg
 Telephone   +47 22532744                  +47 22533539
 Cellular    +47 91840681                  +47 91727528
 E-mail      Kristin.Brobakke@hydro.com    Stefan.Solberg@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25
 www.hydro.com